LETTER OF CONSENT

Mr. Wallace Catsirelis
Harvest Operations Corp.
1500, 700 - 2nd Street SW
Calgary, Alberta T2P 2W1

We hereby consent to the use of our name and the inclusion of our report dated February 12, 2016 evaluating the petroleum and natural gas reserves of Harvest Operations Corp. (the “Corporation”) as of December 31, 2015, in the Annual Report on Form 20-F for the year ended December 31, 2015 (the “Annual Report”). We hereby further consent to the use of information derived from our report in the Annual Report.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

Myron J. Hladyshevsky, P. Eng.
Vice President

MJH/jem

Dated: April 28, 2016
Calgary, Alberta
Canada